SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               (Amendment No. 1)1


                      LENNAR CORPORATION (formerly known as
                          Pacific Greystone Corporation
                                (Name of Issuer)



                          COMMON STOCK, $.10 PAR VALUE
                           (Title of Class Securities)

                                    526057104
                                 (CUSIP Number)


     --------
     1     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 526057104
--------------------------------------------------------------------------------
1.               NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

                 Warburg, Pincus Investors, L.P.
                 I.D. # 13-3549187
--------------------------------------------------------------------------------
2.               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                 (a)    [ ]
                 (b)    [ ]
--------------------------------------------------------------------------------
3.               SEC USE ONLY:

--------------------------------------------------------------------------------
4.               CITIZENSHIP OR PLACE OF ORGANIZATION:

                 Delaware
--------------------------------------------------------------------------------
                 5.     SOLE VOTING POWER:  0

NUMBER OF        ---------------------------------------------------------------
SHARES           6.     SHARED VOTING POWER:  9,572,689
BENEFICIALLY
OWNED BY         ---------------------------------------------------------------
EACH             7.     SOLE DISPOSITIVE POWER:  0
REPORTING
PERSON           ---------------------------------------------------------------
WITH:            8.     SHARED DISPOSITIVE POWER:  9,572,689

--------------------------------------------------------------------------------
9.               AGGREGATE AMOUNT BENEFICIALLY OWNED
                 BY EACH REPORTING PERSON:

                 9,572,689
--------------------------------------------------------------------------------
10.              CHECK BOX IF THE AGGREGATE AMOUNT
                 IN ROW (9) EXCLUDES CERTAIN SHARES:                    [ ]

--------------------------------------------------------------------------------
11.              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

                 18%
--------------------------------------------------------------------------------
12.              TYPE OF REPORTING PERSON:

                 PN
--------------------------------------------------------------------------------

CUSIP NO. 526057104
--------------------------------------------------------------------------------
1.               NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

                 Warburg, Pincus & Co.
                 I.D. # 13-6358475
--------------------------------------------------------------------------------
2.               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                 (a)    [ ]
                 (b)    [ ]
--------------------------------------------------------------------------------
3.               SEC USE ONLY:

--------------------------------------------------------------------------------
4.               CITIZENSHIP OR PLACE OF ORGANIZATION:

                 New York
--------------------------------------------------------------------------------
                 5.     SOLE VOTING POWER:  0

NUMBER OF        ---------------------------------------------------------------
SHARES           6.     SHARED VOTING POWER:  9,572,689
BENEFICIALLY
OWNED BY         ---------------------------------------------------------------
EACH             7.     SOLE DISPOSITIVE POWER:  0
REPORTING
PERSON           ---------------------------------------------------------------
WITH:            8.     SHARED DISPOSITIVE POWER: 9,572,689

--------------------------------------------------------------------------------
9.               AGGREGATE AMOUNT BENEFICIALLY OWNED
                 BY EACH REPORTING PERSON:

                 9,572,689
--------------------------------------------------------------------------------
10.              CHECK BOX IF THE AGGREGATE AMOUNT IN
                 ROW (9) EXCLUDES CERTAIN SHARES:                       [ ]

-------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

                 18%
--------------------------------------------------------------------------------
12.              TYPE OF REPORTING PERSON:

                 PN
--------------------------------------------------------------------------------

CUSIP NO. 526057104
--------------------------------------------------------------------------------
1.               NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

                 E.M. Warburg, Pincus & Co., LLC
                 I.D. # 13-3536050
--------------------------------------------------------------------------------
2.               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                 (a)    [ ]
                 (b)    [ ]
--------------------------------------------------------------------------------
3.               SEC USE ONLY:

--------------------------------------------------------------------------------
4.               CITIZENSHIP OR PLACE OF ORGANIZATION:

                 New York
--------------------------------------------------------------------------------
                 5.     SOLE VOTING POWER:  0

NUMBER OF        ---------------------------------------------------------------
SHARES           6.     SHARED VOTING POWER:  9,572,689
BENEFICIALLY
OWNED BY         ---------------------------------------------------------------
EACH             7.     SOLE DISPOSITIVE POWER:  0
REPORTING
PERSON           ---------------------------------------------------------------
WITH:            8.     SHARED DISPOSITIVE POWER:  9,572,689

--------------------------------------------------------------------------------
9.               AGGREGATE AMOUNT BENEFICIALLY OWNED
                 BY EACH REPORTING PERSON:

                 9,572,689
--------------------------------------------------------------------------------
10.              CHECK BOX IF THE AGGREGATE AMOUNT IN
                 ROW (9) EXCLUDES CERTAIN SHARES:                       [ ]

--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

                 18%
--------------------------------------------------------------------------------
12.              TYPE OF REPORTING PERSON:

                 OO
--------------------------------------------------------------------------------

Item 1(a).       Name of Issuer:

                 Lennar Corporation (formerly know as Pacific Greystone Corporation)

Item 1(b).       Address of Issuer's Principal Executive Offices:

                 700 Northwest 107th Avenue
                 Miami, Florida  33172

Item 2(a).       Names of Persons Filing:

                 This statement is filed by and on behalf of (a) Warburg, Pincus Investors, L.P., a Delaware limited partnership ("WPI"); (b) Warburg, Pincus & Co., a New York general partnership ("WP"); and (c) E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW LLC"), which manages WPI. WP, the sole general partner of WPI, has a 20% interest in the profits of WPI. Lionel I. Pincus is the managing partner of WP and the managing member of EMW LLC and may be deemed to control both WP and EMW LLC. The members of EMW LLC are substantially the same as the partners of WP.

                 Item 2(b). Address of Principal Business Office or, if None,
                 Residence:

                 466 Lexington Avenue
                 New York, New York  10017

Item 2(c).       Citizenship:

                 Not Applicable.

Item 2(d).       Title of Class of Securities:

                 Common Stock, $.10 par value.

Item 2(e).       CUSIP Number:

                 526057104

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                 Not Applicable.

Item 4.          Ownership:

                 (a) Amount Beneficially Owned:

                     9,572,689 shares as of December 31, 1997

                 (b) Percent of Class:

                     18%

                 (c) Number of shares as to which such person has:

                       (i)  Sole power to vote or to direct the vote: 0

                      (ii)  Shared power to vote or direct the vote: 9,572,689

                     (iii) Sole power to dispose or to direct the disposition of: 0

                      (iv) Shared power to dispose or to direct the disposition of: 9,572,689


Item 5.          Ownership of Five Percent or Less of a Class:

                 Not Applicable.

Item 6.          Ownership of More Than Five Percent on Behalf of Another
                 Person:

                 Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                 Company:

                 Not Applicable.

Item 8.          Identification and Classification of Members of the Group:

                 Not Applicable.

Item 9.          Notice of Dissolution of Group:

                 Not Applicable.

Item 10.         Certification:

                 Not Applicable.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 10, 1998


                                    WARBURG, PINCUS INVESTORS, L.P.

                                    By:   Warburg, Pincus & Co.,
                                          General Partner



                                    By:  /s/ Stephen Distler
                                          Name:   Stephen Distler
                                          Title:  Partner



                                    WARBURG, PINCUS & CO.



                                    By:  /s/ Stephen Distler
                                          Name:   Stephen Distler
                                          Title:  Partner



                                    E.M. WARBURG, PINCUS & CO., LLC



                                    By:  /s/ Stephen Distler
                                          Name:   Stephen Distler
                                          Title:  Member

                                 SCHEDULES


Schedule I Joint Filing Agreement, dated February 11, 1997, among the signatories to this Amendment No. 1 to Schedule 13G.

                                                                      SCHEDULE I




                          JOINT FILING AGREEMENT
                       PURSUANT TO RULE 13d-1(f)(1)


            The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated:  February 11, 1997


                                    WARBURG, PINCUS INVESTORS, L.P.

                                    By:   Warburg, Pincus & Co.,
                                          General Partner



                                    By:  /s/ Stephen Distler
                                          Name:   Stephen Distler
                                          Title:  Partner



                                    WARBURG, PINCUS & CO.



                                    By:  /s/ Stephen Distler
                                          Name:   Stephen Distler
                                          Title:  Partner

                                                                      SCHEDULE I


                                    E.M. WARBURG, PINCUS & CO., LLC



                                    By:  /s/ Stephen Distler
                                          Name:   Stephen Distler
                                          Title:  Member